UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 26, 2021	By	/s/ Srinivasan Vaidyanathan
	Name:	Srinivasan Vaidyanathan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six months periods ended September 30, 2019 and 2020.

Exhibit I

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2020		September 30, 2020 (Unaudited)		September 30, 2020 (Unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	558,078.6	US$	7,588.8
Investments held for trading, at fair value		304,962.9		116,253.5		1,580.8
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,760,859.1 and Rs. 1,729,988.7 (US$ 23,524.5), as of March 31, 2020 and September 30, 2020, respectively]		3,406,289.2		4,006,859.0		54,485.4
Securities purchased under agreements to resell		250,000.0		525,070.4		7,139.9
Loans [net of allowance of Rs. 198,833.2 and Rs. 309,224.6 (US$ 4,204.8), as of March 31, 2020 and September 30, 2020, respectively]		10,425,022.4		10,739,460.0		146,035.6
Accrued interest receivable		103,035.9		120,277.5		1,635.5
Property and equipment, net		48,327.7		50,354.2		684.7
Goodwill		74,937.9		74,937.9		1,019.0
Other assets		737,352.1		427,917.2		5,818.8

Total assets	Rs.	15,961,889.1	Rs.	16,619,208.3	US$	225,988.5

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	9,730,481.3	Rs.	10,660,672.7	US$	144,964.3
Non-interest-bearing deposits		1,731,590.0		1,621,986.9		22,055.8

Total deposits		11,462,071.3		12,282,659.6		167,020.1
Securities sold under repurchase agreements		507,982.0		451,168.7		6,135.0
Short-term borrowings		377,417.6		260,056.4		3,536.3
Accrued interest payable		80,078.9		83,261.9		1,132.2
Long-term debt		1,026,518.3		1,022,511.0		13,904.1
Accrued expenses and other liabilities		611,327.2		498,924.3		6,784.3

Total liabilities	Rs.	14,065,395.3	Rs.	14,598,581.9	US$	198,512.0

Commitments and contingencies (see note 16)
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,483,286,460 shares and 5,503,704,156 shares, as of March 31, 2020 and September 30, 2020, respectively	Rs.	5,483.3	Rs.	5,503.7	US$	74.8
Additional paid-in capital		765,888.6		780,803.0		10,617.4
Retained earnings		713,340.6		818,248.5		11,126.6
Statutory reserve		356,038.3		356,563.5		4,848.6
Accumulated other comprehensive income (loss)		52,331.6		55,967.5		761.0

Total HDFC Bank Limited shareholders’ equity		1,893,082.4		2,017,086.2		27,428.4
Noncontrolling interest in subsidiaries		3,411.4		3,540.2		48.1
Total shareholders’ equity		1,896,493.8		2,020,626.4		27,476.5

Total liabilities and shareholders’ equity	Rs.	15,961,889.1	Rs.	16,619,208.3	US$	225,988.5

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended September 30,
	2019		2020		2020
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	473,625.0	Rs.	510,389.2	US$	6,940.3
Trading securities		4,900.2		2,629.3		35.8
Available for sale debt securities		98,527.7		111,037.3		1,509.9
Other		9,224.4		17,357.9		236.0

Total interest and dividend revenue		586,277.3		641,413.7		8,722.0

Interest expense:
Deposits		245,731.5		258,404.9		3,513.8
Short-term borrowings		14,903.7		6,827.9		92.8
Long-term debt		43,384.6		41,089.9		558.7
Other		62.5		61.8		0.8

Total interest expense		304,082.3		306,384.5		4,166.1

Net interest revenue		282,195.0		335,029.2		4,555.9
Provision for credit losses		53,782.8		64,117.1		871.9

Net interest revenue after provision for credit losses		228,412.2		270,912.1		3,684.0

Non-interest revenue, net:
Fees and commissions		75,477.0		66,018.9		897.7
Trading securities gain/(loss), net		689.8		1,067.0		14.5
Realized gain/(loss) on sales of available for sale debt securities, net		4,436.3		35,712.2		485.6
Allowance on available for sale debt securities(1)		(2.0)		(5,427.1)		(73.8)
Foreign exchange transactions		9,878.3		9,658.2		131.3
Derivatives gain/(loss), net		238.7		(18.5)		(0.3)
Other, net		(150.3)		3,042.4		41.4

Total non-interest revenue, net		90,567.8		110,053.1		1,496.4

Total revenue, net		318,980.0		380,965.2		5,180.4

Non-interest expense:
Salaries and staff benefits		62,318.1		67,678.8		920.3
Premises and equipment		15,588.0		17,667.2		240.2
Depreciation and amortization		6,570.6		6,636.7		90.2
Administrative and other		61,653.2		61,818.2		840.6
Total non-interest expense		146,129.9		153,800.9		2,091.3

Income before income tax expense		172,850.1		227,164.3		3,089.1
Income tax expense		55,739.7		59,272.4		806.0

Net income before noncontrolling interest	Rs.	117,110.4	Rs.	167,891.9	US$	2,283.1
Less: Net income attributable to shareholders of noncontrolling interest		136.2		(49.7)		(0.7)

Net income attributable to HDFC Bank Limited	Rs.	116,974.2	Rs.	167,941.6	US$	2,283.8

Per share information:
Earnings per equity share—basic	Rs.	21.42	Rs.	30.58	US$	0.42
Earnings per equity share—diluted	Rs.	21.26	Rs.	30.47	US$	0.41
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	64.26	Rs.	91.74	US$	1.26
Earnings per ADS—diluted	Rs.	63.78	Rs.	91.41	US$	1.23

(1)	For the six month period ended September 30, 2019 the amount represents Other than temporary impairment. The Bank adopted the CECL accounting guidance on April 1, 2020.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six months ended September 30,
	2019		2020		2020
	(In millions, except share and per share amounts)
Net income before noncontrolling interest	Rs.	117,110.4	Rs.	167,891.9	US$	2,283.1
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (14.0) and Rs. 274.3, as of September 30, 2019 and September 30, 2020, respectively]		544.6		(815.8)		(11.1)
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (9,709.9) and Rs. (7,097.9), as of September 30, 2019 and September 30, 2020, respectively]		35,019.8		21,102.0		286.9
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 861.7 and Rs. 5,600.5, as of September 30, 2019 and September 30, 2020, respectively]		(2,561.9)		(16,650.3)		(226.4)
Other comprehensive income, net of tax		33,002.5		3,635.9		49.4

Total comprehensive income		150,112.9		171,527.8		2,332.5
Less: Comprehensive income attributable to shareholders of noncontrolling interest		136.2		(49.7)		(0.7)

Comprehensive income attributable to HDFC Bank Limited	Rs.	149,976.7	Rs.	171,577.5	US$	2,333.2

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2019		2020		2020
			(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	117,110.4	Rs.	167,891.9	US$	2,283.1
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		53,782.8		64,117.1		871.9
Depreciation and amortization		6,570.6		6,636.7		90.2
Amortization of deferred customer acquisition costs and fees		6,059.4		3,601.4		49.0
Amortization of premium (discount) on investments		1,873.1		2,300.0		31.3
Allowance on available for sale debt securities		2.0		5,427.1		73.8
Deferred tax expense/ (benefit)		5,296.8		(2,043.7)		(27.8)
Other gains, net		257.2		(2,397.7)		(32.6)
Share-based compensation expense		2,916.0		4,480.4		60.9
Net realized (gain) loss on sale of available for sale debt securities		(4,436.3)		(35,712.2)		(485.6)
(Gain) loss on disposal of property and equipment, net		106.2		39.1		0.5
Unrealized exchange (gain) loss		3,009.0		(118.9)		(1.6)
Net change in:
Investments held for trading		63,254.8		369,879.3		5,029.6
Accrued interest receivable		(7,790.9)		(17,303.6)		(235.3)
Other assets		(39,212.1)		96,815.8		1,316.5
Accrued interest payable		4,973.0		3,212.0		43.7
Accrued expense and other liabilities		43,405.4		(119,102.6)		(1,619.6)

Net cash provided by operating activities		257,177.4		547,722.1		7,448.0

Cash flows from investing activities:
Term placements		1,006.5		7,061.1		96.0
Activity in available for sale debt securities:
Purchases		(1,088,124.8)		(2,129,450.9)		(28,956.4)
Proceeds from sales		421,866.9		1,029,691.7		14,001.8
Maturities, prepayments and calls		475,121.2		564,130.8		7,671.1
Net change in repurchase agreements and reverse repurchase agreements		(56,459.5)		(331,883.7)		(4,513.0)
Loans purchased		(143,368.2)		(44,014.0)		(598.5)
Repayments on loans purchased		53,520.6		46,306.7		629.7
Increase in loans originated, net of principal collections		(519,222.4)		(454,314.6)		(6,177.8)
Additions to property and equipment		(8,018.3)		(8,848.7)		(120.3)
Proceeds from sale or disposal of property and equipment		90.1		31.3		0.4
Activity in equity securities, net		(146.2)		(111.5)		(1.5)

Net cash used in investing activities		(863,734.1)		(1,321,401.8)		(17,968.5)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	Six months ended September 30,
	2019		2020		2020
			(In millions)
Cash flows from financing activities:
Net increase in deposits		976,176.1		825,869.5		11,230.2
Net increase (decrease) in short-term borrowings		(227,189.2)		(117,361.2)		(1,595.9)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		32.0		42.9		0.6
Proceeds from issuance of long-term debt		128,174.2		184,497.1		2,508.8
Repayment of long-term debt		(225,815.4)		(182,163.8)		(2,477.1)
Proceeds from issuance of equity shares for options exercised		11,308.2		10,590.0		144.0
Payment of dividends and dividend tax		(65,950.2)		(28.1)		(0.4)

Net cash provided by financing activities		596,735.7		721,446.4		9,810.2

Effect of exchange rate changes on cash and due from banks, and restricted cash		2,003.9		(1,649.1)		(22.4)
Net change in cash and due from banks, and restricted cash		(7,817.1)		(53,882.4)		(732.7)
Cash and due from banks, and restricted cash, beginning of year		734,872.6		611,961.0		8,321.5

Cash and due from banks, and restricted cash, end of year	Rs.	727,055.5	Rs.	558,078.6	US$	7,588.8

Supplementary cash flow information:
Interest paid	Rs.	299,061.1	Rs.	303,201.5	US$	4,122.9
Income taxes paid, net of refunds	Rs.	67,287.3	Rs.	59,988.5	US$	815.7
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	1,240.3	Rs.	1,117.9	US$	15.2
ii) Trade date sale receivable of available for sale debt securities	Rs.	4,978.5	Rs.	—	US$	—
iii) Operating lease right-of-use assets represent non-cash investing activities. Refer to note 16 Lease Commitments for more information and balances as at September 30, 2020.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Shares issued upon exercise of options	24,150,674		24.2		11,284.0								11,308.2				11,308.2
Share-based compensation					2,916.0								2,916.0				2,916.0
Dividends, including dividend tax							(65,950.2)						(65,950.2)				(65,950.2)
Change in ownership interest in subsidiary					13.0								13.0		(13.0)		—
Shares issued to noncontrolling interest													—		32.0		32.0
Transfer to statutory reserve							(30,739.9)		30,739.9				—				—
Net income							116,974.2						116,974.2		136.2		117,110.4
Net change in accumulated other comprehensive income											33,002.5		33,002.5				33,002.5
Balance at September 30, 2019	5,470,763,894	Rs.	5,470.8	Rs.	753,976.6	Rs.	607,519.3	Rs.	319,061.0	Rs.	44,811.3	Rs.	1,730,839.0	Rs.	3,204.5	Rs.	1,734,043.5

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8
Adoption of accounting standard(1)							(62,480.4)						(62,480.4)				(62,480.4)
Shares issued upon exercise of options	20,417,696		20.4		10,569.6								10,590.0				10,590.0
Share-based compensation					4,480.4								4,480.4				4,480.4
Dividends							(28.1)						(28.1)				(28.1)
Change in ownership interest in subsidiary					(135.6)								(135.6)		135.6		—
Shares issued to noncontrolling interest															42.9		42.9
Transfer to statutory reserve							(525.2)		525.2								—
Net income							167,941.6						167,941.6		(49.7)		167,891.9
Net change in accumulated other comprehensive income											3,635.9		3,635.9				3,635.9
Balance at September 30, 2020	5,503,704,156	Rs.	5,503.7	Rs.	780,803.0	Rs.	818,248.5	Rs.	356,563.5	Rs.	55,967.5	Rs.	2,017,086.2	Rs.	3,540.2	Rs.	2,020,626.4
Balance at September 30, 2020	5,503,704,156	US$	74.8	US$	10,617.4	US$	11,126.6	US$	4,848.6	US$	761.0	US$	27,428.4	US$	48.1	US$	27,476.5

*

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

(1)	Effective April 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (see notes 1(e),1(g), 1(k),4,and 6)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 31, 2020.

1. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary. All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act, 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, impairment in securities, valuation of derivatives, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of goodwill.

d. Investments in securities

Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.

Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in note 4.

All other securities including mortgage and asset-backed securities are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income.

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

All debt securities that are not classified as HTM or HFT are classified as available for sale debt securities (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Up to March 31, 2018, equity securities with readily determinable fair values that were not classified as HFT were classified as available for sale and were carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, were reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Dividend income on such securities was included in Interest and dividend revenue- available for sale debt securities. Non-marketable equity securities were carried at cost.

Equity securities are classified under other assets. Marketable securities are measured at fair value, change in fair value recorded in earnings. Non- marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

e. Impairment of debt securities

Up to March 31, 2020, declines in the fair values of held to maturity and available for sale debt securities below their carrying value that were other than temporary were reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. The Bank conducted a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entailed identification and evaluation of investments that had indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that were other than temporary were measured on a case-by-case basis together with loans to those customers. The Bank did not recognize an impairment for debt securities if the cause of the decline was related solely to interest rate increase and the Bank did not intend to sell the security and it was not more likely than not that the Bank would be required to sell the security before recovery of its amortized cost basis.

The Bank adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) with effect from April 1, 2020. The Bank conducts review of all available-for-sale securities with fair value below their carrying value or with a zero loss expectation . The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversal of credit losses are recognized in earnings. The Bank recognizes the entire difference between amortized cost basis and fair value in earnings for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. . The Bank applied ASC 326 to AFS debt securities when Other Than Temporary Impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded to income in the period received. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on Debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and also on any Debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

f. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to net income over the lives of the related loans.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are three months past due or if they are considered non-performing , at which time no further interest is accrued and any unrealized interest recognized in the income statement is reversed. Interest income and principal payments on loans placed on non-accrual status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

g. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans. Upon adoption of ASC 326, the Bank revised its accounting policy for Allowance for credit losses as detailed below.

Retail

Up to March 31, 2020 the Bank’s retail loan loss allowance consisted of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”). The Bank established a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitored loan to value ratios for loan against securities. The loans were charged off against allowances typically when the account became 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off were 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believed that any future cash flows from these loans were remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, were adjusted to provision for credit losses in the consolidated statement of income. The Bank also recorded unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank established an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimated its unallocated allowance for retail loans based on its probability of default and loss given default, determined for the respective risk pools.

Wholesale

Up to March 31, 2020, the allowance for wholesale loans consisted of specific and unallocated components. The allowance for such credit losses was evaluated on a regular basis by management and was based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation was inherently subjective as it required estimates that are susceptible to significant revision as more information became available.

Loans were charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, were adjusted to provision for credit losses in the consolidated statement of income. The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

The Bank established specific allowances for each impaired wholesale loan customer, in the aggregate, for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources. Wholesale loans that experienced insignificant payment delays and payment shortfalls were generally not classified as impaired but were placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors were considered by the Bank for selection of loans for credit reviews and assessment of impairment.

The Bank also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, and the probability of default associated with internal rating grade pools and the loss given default.

Effective April 1, 2020, the Bank adopted the CECL accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance sheet credit exposures including undrawn commitments not cancellable, Investments including AFS Securities and other financial assets measured at amortized cost. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.

The Bank’s allowance for credit losses comprises:

•	the allowance for loan losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•

the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments available for sale debt securities on the balance sheet and,

•

the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses is recognized in the income statement.

Determining the appropriateness of the allowance for credit losses is complex and requires significant judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of credit exposures, considering the macroeconomic conditions, forecasts and other factors then prevailing, may result in significant changes in the allowance for credit losses in future periods.

The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described in the following paragraphs.

The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in case of agricultural loans more than 365 days, and also on any loans classified as non-performing.The expected life for retail loans and wholesale loans is determined by considering its contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has Unconditionally Cancellable Clause (UCC) for credit card lines and as allowed by CECL accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, and 180 days for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The wholesale Loans are charged off against the allowance when management believes that the loan balance may not be recovered including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale loans are considered non-performing when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of allowance.

In order to estimate the allowance, the Bank primarily relies on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on Probabilities of Default (PD), Loss given Default (LGD), Exposure at Default (EAD) estimates. The Bank has modeled its probability of default (PD) estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the tenor structure of the same for computation of credit losses.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Bank’s off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, the Bank recognizes an Allowance for credit loss (ACL) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancelable at Bank’s discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL is in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

Collective and Individual Assessments

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans..

As an integral part of the credit process, the Bank has a credit rating model appropriate to its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”). If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a TDR, collateral-dependent loans, as well as, borrowers with financial difficulties.

Portfolio-based component (Pooled Loans)

The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Bank’s exposure at default.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict impact of macro-economic variables on defaults. The Bank relies on a single economic variable to develop reasonable and supportable forecasts. In deploying these models the Bank has assessed the impact of an exhaustive set of macro-economic variables such as GDP, inflation, Gross Capital Formation and Index of Industrial Production(IIP) on its expected losses, and uses consensus macro-economic forecasts surveyed and published by the Reserve Bank of India. As the consensus macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment , among other things: the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criterias. The qualitative adjustment also reflects the estimated impact of the pandemic on the economic forecasts and the impact on credit loss estimates. The total ACL is comprised of the quantitative and qualitative components.

The Bank estimates its allowance for credit losses for pooled loans based on its probability of default and loss given default, determined for the respective risk pools.

Asset-specific component

To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger, non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation using factors relevant for the respective class of assets.

The Bank generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).

The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, as well as other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.

Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including redefault rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year.

i. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

j. Goodwill and other intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. Up to March 31, 2020 this analysis was a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. On April 1, 2020, the Bank adopted ASU 2017-04 which eliminated the requirement to calculate the implied fair value of Goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

k. Recently adopted accounting standards

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments).The expected credit losses are required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In addition, ASC 326-30 provides a new credit loss model for available-for-sale debt securities where the credit losses are required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the credit risk for the Bank’s loan portfolios. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, viz. ASUs 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. The Bank adopted the ASU effective April 1, 2020 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after April 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption of ASC 326 had an impact of Rs. 83,496.4 million that was offset by a corresponding decrease in retained earnings of Rs. 62,480.4 million and Rs. 21,016.0 million increase in deferred tax assets. The increase in the allowance for credit losses required under the ASC 326 generally reflected the impact of reserves calculated over the life of loan, and more specifically higher reserves required for longer duration loan portfolios, and the utilization of a longer historical look-back period in the calculation of probability of default.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table illustrates the impact on allowances for credit losses on adopting ASC 326.

	As of April 1, 2020
	As reported under ASC 326		Pre-ASC 326 adoption		Impact of ASC 326 adoption
	(In millions)
Loans:
Auto loans	Rs.	29,099.9	Rs.	19,219.0	Rs.	9,880.9
Personal loans/Credit cards		85,188.2		47,097.1		38,091.1
Retail business banking		36,807.8		32,860.3		3,947.5
Commercial vehicle and construction equipment finance		20,788.9		20,463.4		325.5
Housing loans		3,360.2		1,700.7		1,659.5
Other retail loans		38,098.6		37,864.3		234.3
Wholesale loans		66,502.6		39,628.4		26,874.2

Allowance for Credit Losses on Loans	Rs.	279,846.2	Rs.	198,833.2	Rs.	81,013.0

Allowance for Credit Losses on AFS debt securities		—		—		—
Accrued expenses and other liabilities:
Allowance for Credit Losses on Off-Balance Sheet Credit Exposures and undrawn commitments	Rs.	5,523.4	Rs.	3,226.8	Rs.	2,296.6
Allowance for Credit Losses Other		186.8		—		186.8

Total	Rs.	285,556.4	Rs.	202,060.0	Rs.	83,496.4

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The Bank adopted the ASU effective April 1, 2020. The ASU is to be adopted prospectively. Management had conducted its annual impairment tests for goodwill and indefinite-lived intangible assets as of March 31, 2020 using generally accepted valuation methods. No impairment of goodwill or indefinite-lived intangible assets was identified as a result of the said annual impairment analyses. Future impairment testing will be conducted each March 31, unless a triggering event occurs in the interim that would suggest possible impairment, in which case it would be tested as of the date of the triggering event. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted average of significant observable inputs used to prospectively develop Level 3 fair value measurements. The Bank adopted the ASU effective April 1, 2020. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

l. Recently issued accounting pronouncements not yet effective

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” This ASU is part of the FASB’s initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The ASU removes specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2022. The Bank is currently assessing the impact of this guidance will have on its consolidated financial position or results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity with the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2022. The Bank is currently assessing the impact of this guidance will have on its consolidated financial position or results of operations.

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for optional expedients and other guidance related to modification of contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments in the update are elective and applicable on issue. The guidance terminates in December 2022. The Bank has as of September 30, 2020 not opted for any of the various practical expedients and elections provided in the update and accordingly there has been no material impact on the Bank’s consolidated financial position or results of operations.

m. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the six month period ended September 30, 2020 have been translated into U.S. dollars at U.S.$1.00 = Rs. 73.54 as published by the Federal Reserve Board of New York on September 30, 2020. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Cash and due from banks, and restricted cash

The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the RBI, the cash reserve ratio has to be maintained on an average basis for a two-week period. The average balance maintained for such two-week period should not fall below the prescribed threshold limit. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).

The cash and due from banks, and restricted cash consist of restricted cash of Rs. 361,409.5 million and Rs. 372,005.6 million (US$ 5,058.5 million) as of March 31, 2020 and September 30, 2020, respectively.

3. Investments, held for trading

The portfolio of trading securities as of March 31, 2020 and September 30, 2020 was as follows:

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	207,131.4	Rs.	592.9	Rs.	17.2	Rs.	207,707.1
Other corporate/financial institution securities		4,495.9		7.1		32.5		4,470.5

Total debt securities	Rs.	211,627.3	Rs.	600.0	Rs.	49.7	Rs.	212,177.6
Other securities (including mutual fund units)		92,683.9		101.4		—		92,785.3

Total	Rs.	304,311.2	Rs.	701.4	Rs.	49.7	Rs.	304,962.9

	As of September 30, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	102,162.0	Rs.	120.8	Rs.	10.8	Rs.	102,272.0
Other corporate/financial institution securities		4,508.9		4.9		6.0		4,507.8

Total debt securities	Rs.	106,670.9	Rs.	125.7	Rs.	16.8	Rs.	106,779.8
Equity securities		28.7		—		0.1		28.6
Other securities (including mutual fund units)		9,328.7		117.6		1.2		9,445.1

Total	Rs.	116,028.3	Rs.	243.3	Rs.	18.1	Rs.	116,253.5

Total	US$	1,577.7	US$	3.3	US$	0.2	US$	1,580.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Investments, available for sale debt securities

The portfolio of available for sale debt securities as of March 31, 2020 and September 30, 2020 was as follows:

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,637,464.4	Rs.	52,630.0	Rs.	1,491.6	Rs.	2,688,602.8
State government securities		177,055.9		11,337.7		—		188,393.6
Government securities outside India		8,367.0		48.4		—		8,415.4
Credit substitutes		360,741.5		2,309.5		677.3		362,373.7
Other corporate/financial institution bonds		29,710.9		212.8		409.6		29,514.1

Debt securities, other than asset and mortgage-backed securities		3,213,339.7		66,538.4		2,578.5		3,277,299.6
Mortgage-backed securities		37.3		0.8		—		38.1
Asset-backed securities		125,931.2		1,746.0		150.0		127,527.2
Other securities (including mutual fund units)		1,424.1		0.2		—		1,424.3

Total	Rs.	3,340,732.3	Rs.	68,285.4	Rs.	2,728.5	Rs.	3,406,289.2

Securities with gross unrealized losses							Rs.	300,932.1
Securities with gross unrealized gains								3,105,357.1

							Rs.	3,406,289.2

	As of September 30, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,989,651.6	Rs.	48,908.9	Rs.	8,386.4	Rs.	3,030,174.1
State government securities		281,693.8		13,086.1		1,956.0		292,823.9
Government securities outside India		7,521.0		7.2		—		7,528.2
Credit substitutes		499,283.0		13,913.9		110.3		513,086.6
Other corporate/financial institution bonds		44,027.7		1,353.1		3.9		45,376.9

Debt securities, other than asset and mortgage-backed securities		3,822,177.1		77,269.2		10,456.6		3,888,989.7
Mortgage-backed securities		34.4		2.2		—		36.6
Asset-backed securities		113,140.8		4,721.1		29.2		117,832.7

Total	Rs.	3,935,352.3	Rs.	81,992.5	Rs.	10,485.8	Rs.	4,006,859.0

Total	US$	53,513.1	US$	1,114.9	US$	142.6	US$	54,485.4

Securities with gross unrealized losses							Rs.	1,342,835.5
Securities with gross unrealized gains								2,664,023.5

							Rs.	4,006,859.0

							US$	54,485.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 2,876,996.4 million and Rs. 3,322,998.0 million (US$ 45,186.3 million) as of March 31, 2020 and September 30, 2020, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,760,859.1 million as of March 31, 2020 and Rs. 1,729,988.7 million (US$ 23,524.5 million) as of September 30, 2020, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 2.0 million as impairment for the six month period ended September 30, 2019 because the Bank intends to sell the securities before recovery of their amortized cost. Amortized cost is net of Rs. 5,427.1 million as allowance for credit losses for the six month period ended September 30, 2020. There was no allowance recorded as at April 1, 2020 upon adoption of the CECL accounting guidance on April 1, 2020.

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2020 was as follows:

	As of March 31, 2020
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
			(In millions)
Government of India securities	Rs.	24,492.8	Rs.	69.8	Rs.	158,735.8	Rs.	1,421.8	Rs.	183,228.6	Rs.	1,491.6
State government securities		—		—		—		—		—		—
Government securities outside India		—		—		—		—		—		—
Credit substitutes		38,039.9		481.2		18,680.4		196.1		56,720.3		677.3
Other corporate/financial institution bonds		18,626.2		409.6		—		—		18,626.2		409.6

Debt securities, other than asset and mortgage-backed securities		81,158.9		960.6		177,416.2		1,617.9		258,575.1		2,578.5
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		41,510.7		144.7		846.3		5.3		42,357.0		150.0
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	122,669.6	Rs.	1,105.3	Rs.	178,262.5	Rs.	1,623.2	Rs.	300,932.1	Rs.	2,728.5

The gross unrealized losses and fair value of available for sale debt securities at September 30, 2020 was as follows:

	As of September 30, 2020
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	1,049,264.9	Rs.	6,967.7	Rs.	182,454.1	Rs.	1,418.7	Rs.	1,231,719.0	Rs.	8,386.4
State government securities		98,607.6		1,956.0		—		—		98,607.6		1,956.0
Government securities outside India		—		—		—		—		—		—
Credit substitutes		8,884.4		110.3		—		—		8,884.4		110.3
Other corporate/financial institution bonds		975.0		3.9		—		—		975.0		3.9

Debt securities, other than asset and mortgage-backed securities		1,157,731.9		9,037.9		182,454.1		1,418.7		1,340,186.0		10,456.6
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		2,649.5		29.2		—		—		2,649.5		29.2
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	1,160,381.4	Rs.	9,067.1	Rs.	182,454.1	Rs.	1,418.7	Rs.	1,342,835.5	Rs.	10,485.8

Total	US$	15,778.9	US$	123.3	US$	2,481.0	US$	19.3	US$	18,259.9	US$	142.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2020, there were 49 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totalling Rs. 10,342.4 million. Upon analysing the debt security portfolios, the Bank determined that no allowance was required as at September 30, 2020 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of September 30, 2020. The declines in the market value of these securities were attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any allowance for credit losses on any of these securities at September 30, 2020.

Allowances for Available for sale debt Securities as of September 30, 2020 are as follows:

	As of September 30, 2020
	Allowance for credit losses, beginning of the period		Write-offs		Net allowance for credit losses		Allowance for credit losses, end of the period
	(In millions)
Government of India securities	Rs.	—	Rs.	—	Rs.	—	Rs.	—
State government securities		—		—		—		—
Government securities outside India		—		—		—		—
Credit substitutes		—		—		5,415.3		5,415.3
Other corporate/financial institution bonds		—		—		11.8		11.8
Debt securities, other than asset and mortgage-backed securities		—		—		—		—
Mortgage-backed securities		—		—		—		—
Asset-backed securities		—		—		—		—
Other securities (including mutual fund units)		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	5,427.1	Rs.	5,427.1

	US$	—	US$	—	US$	73.8	US$	73.8

Credit Quality Indicators

The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by Government of India or State government or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position is evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the Mortgage-backed securities and Asset-backed securities was AAA (based upon external ratings where available) as at September 30, 2020.

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of September 30, 2020 is set out below:

	As of September 30, 2020
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	941,004.2	Rs.	943,293.9	US$	12,826.9
Over one year through five years		1,257,424.7		1,291,828.6		17,566.3
Over five years through ten years		1,113,569.5		1,144,529.7		15,563.4
Over ten years		510,178.7		509,337.5		6,926.0

Total	Rs.	3,822,177.1	Rs.	3,888,989.7	US$	52,882.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of September 30, 2020 is set out below:

	As of September 30, 2020
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	44,164.7	Rs.	45,725.7	US$	621.8
Over one year through five years		66,710.6		69,718.3		948.0
Over five years through ten years		1,404.2		1,454.2		19.8
Over ten years		895.7		971.1		13.2

Total	Rs.	113,175.2	Rs.	117,869.3	US$	1,602.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Six months ended September 30,
	2019		2020		2020
			(In millions)
Gross realized gains on sale	Rs.	4,549.0	Rs.	35,802.7	US$	486.9
Gross realized losses on sale		(112.7)		(90.5)		(1.3)

Realized gains (losses), net		4,436.3		35,712.2		485.6
Dividends and interest		98,527.7		111,037.3		1,509.9

Total	Rs.	102,964.0	Rs.	146,749.5	US$	1,995.5

5. Investments, held to maturity

There were no HTM securities as of March 31, 2020 and September 30, 2020.

6. Loans

Loan balances include Rs. 574,064.8 million and Rs. 361,693.4 million as of March 31, 2020 and September 30, 2020, respectively, which have been provided as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2020 and September 30, 2020 were as follows:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Retail loans:
Auto loans	Rs.	952,053.1	Rs.	915,146.9	US$	12,444.2
Personal loans/Credit cards		1,920,601.6		1,893,243.7		25,744.4
Retail business banking		1,658,770.3		1,759,914.1		23,931.4
Commercial vehicle and construction equipment finance		747,382.4		750,983.7		10,211.9
Housing loans		634,612.4		628,614.6		8,547.9
Other retail loans		1,127,380.6		1,162,517.0		15,808.0

Subtotal	Rs.	7,040,800.4	Rs.	7,110,420.0	US$	96,687.8
Wholesale loans	Rs.	3,583,055.2	Rs.	3,938,264.6	US$	53,552.6

Gross loans		10,623,855.6		11,048,684.6		150,240.4
Less: Allowance for credit losses		198,833.2		309,224.6		4,204.8

Total	Rs.	10,425,022.4	Rs.	10,739,460.0	US$	146,035.6

Loans, other than crop related agricultural loans, are generally placed on non-accrual status and considered non-performing if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop related agricultural loans are generally placed on non-accrual status and considered non-performing if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual status as of March 31, 2020 and September 30, 2020.

	As of March 31, 2020
	31-90 days past due		Non-accrual/ 91 days or more past due		Current [1,2]		Total		Finance receivable on non-accrual status
	(In millions)
Retail loans
Auto loans	Rs.	4,049.3	Rs.	15,279.2	Rs.	932,724.6	Rs.	952,053.1	Rs.	15,279.2
Personal loans/Credit card		16,819.3		14,481.7		1,889,300.6		1,920,601.6		14,481.7
Retail business banking		15,210.9		32,866.3		1,610,693.1		1,658,770.3		32,866.3
Commercial vehicle and construction equipment finance		17,679.2		22,992.2		706,711.0		747,382.4		22,992.2
Housing loans		3,330.9		2,921.3		628,360.2		634,612.4		2,921.3
Other retail		13,038.1		33,462.8		1,080,879.7		1,127,380.6		33,462.8
Wholesale loans		5,126.9		35,423.4		3,542,504.9		3,583,055.2		35,423.4

Total	Rs.	75,254.6	Rs.	157,426.9	Rs.	10,391,174.1	Rs.	10,623,855.6	Rs.	157,426.9

1	Loans up to 30 days past due are considered current
2	Includes crop related agricultural loans with days past due less than 366 as they are not considered as non-performing Rs. 34.0 billion.

	As of September 30, 2020
	31-90 days past due		Non-accrual / 91 days or more past due		Current [1,2]		Total		Finance receivable on non-accrual status
			(In millions)
Retail loans
Auto loans	Rs.	6,065.4	Rs.	14,994.0	Rs.	894,087.5	Rs.	915,146.9	Rs.	14,994.0
Personal loans/Credit card		26,310.0		16,796.7		1,850,137.0		1,893,243.7		16,796.7
Retail business banking		22,813.1		32,465.0		1,704,636.0		1,759,914.1		32,465.0
Commercial vehicle and construction equipment finance		27,884.6		21,287.7		701,811.4		750,983.7		21,287.7
Housing loans		2,775.5		2,649.7		623,189.4		628,614.6		2,649.7
Other retail		10,976.5		31,533.4		1,120,007.1		1,162,517.0		31,533.4
Wholesale loans		5,199.2		32,876.7		3,900,188.7		3,938,264.6		32,876.7

Total	Rs.	102,024.3	Rs.	152,603.2	Rs.	10,794,057.1	Rs.	11,048,684.6	Rs.	152,603.2

Total	US$	1,387.4	US$	2,075.0	US$	146,778.0	US$	150,240.4	US$	2,075.0

1	Loans up to 30 days past due are considered current
2	Includes crop related agricultural loans with days past due less than 366 as they are not considered as non-performing Rs. 23.2 billion.

During fiscal 2020 and six months period ended September 30, 2020, the Bank implemented the packages announced by RBI on account of COVID-19 situation which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail Loans

For retail loans, the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stabilityand the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

The amount of purchased financing receivable outstanding as of March 31, 2020 and September 30, 2020 is Rs. 644,672.4 million and Rs. 642,379.7 million respectively.

The following table provides information on primary credit quality indicator as at September 30, 2020:

	Term Loans by origination year as at,
Credit quality indicators- Internally assigned grade	Prior		Year ended March 31, 2017		Year ended March 31, 2018		Year ended March 31, 2019		Year ended March 31, 2020		Six months ended September 30, 2020		Revolving Loans		Revolving loans converted to term loans		Total
							(In millions)
Auto loans
Performing	Rs.	11,464.9	Rs.	52,012.8	Rs.	142,177.3	Rs.	222,491.9	Rs.	322,208.8	Rs.	146,725.3	Rs.	3,071.9	Rs.	—	Rs.	900,152.9
Non-performing		651.9		1,487.3		4,055.9		5,437.2		2,505.3		61.3		795.1		—		14,994.0

Subtotal	Rs.	12,116.8	Rs.	53,500.1	Rs.	146,233.2	Rs.	227,929.1	Rs.	324,714.1	Rs.	146,786.6	Rs.	3,867.0	Rs.	—		Rs.915,146.9
Personal loans/Credit card
Performing	Rs.	2,299.4	Rs.	17,247.8	Rs.	87,950.8	Rs.	277,985.6	Rs.	698,401.2	Rs.	210,431.6	Rs.	309,934.5	Rs.	272,196.1	Rs.	1,876,447.0
Non-performing		100.1		471.0		2,033.5		4,398.9		2,750.1		28.4		6,553.2		461.5		16,796.7

Subtotal	Rs.	2,399.5	Rs.	17,718.8	Rs.	89,984.3	Rs.	282,384.5	Rs.	701,151.3	Rs.	210,460.0	Rs.	316,487.7	Rs.	272,657.6	Rs.	1,893,243.7
Retail business banking
Performing	Rs.	45,820.2	Rs.	62,656.5	Rs.	147,889.4	Rs.	173,469.8	Rs.	237,913.8	Rs.	255,307.9	Rs.	804,391.5	Rs.	—	Rs.	1,727,449.1
Non-performing		4,838.8		2,968.3		4,466.2		2,464.8		804.2		429.9		16,492.8		—		32,465.0

Subtotal	Rs.	50,659.0	Rs.	65,624.8	Rs.	152,355.6	Rs.	175,934.6	Rs.	238,718.0	Rs.	255,737.8	Rs.	820,884.3	Rs.	—	Rs.	1,759,914.1
Commercial vehicle and construction equipment finance
Performing	Rs.	1,415.1	Rs.	14,142.6	Rs.	71,588.7	Rs.	200,105.5	Rs.	270,487.6	Rs.	99,941.3	Rs.	72,015.2	Rs.	—	Rs.	729,696.0
Non-performing		112.7		972.9		4,190.3		8,659.0		3,337.7		17.2		3,997.9		—		21,287.7

Subtotal	Rs.	1,527.8	Rs.	15,115.5	Rs.	75,779.0	Rs.	208,764.5	Rs.	273,825.3	Rs.	99,958.5	Rs.	76,013.1	Rs.	—	Rs.	750,983.7
Housing loans
Performing	Rs.	296,222.1	Rs.	114,075.2	Rs.	90,763.7	Rs.	120,298.3	Rs.	4,555.9	Rs.	49.7	Rs.	—	Rs.	—	Rs.	625,964.9
Non-performing		1,799.6		529.4		230.2		85.4		5.1		—		—		—		2,649.7

Subtotal	Rs.	298,021.7	Rs.	114,604.6	Rs.	90,993.9	Rs.	120,383.7	Rs.	4,561.0	Rs.	49.7	Rs.	—	Rs.	—	Rs.	628,614.6
Other retail loans
Performing	Rs.	4,517.2	Rs.	11,940.4	Rs.	28,449.2	Rs.	73,610.0	Rs.	261,364.2	Rs.	275,542.9	Rs.	475,559.7	Rs.	—	Rs.	1,130,983.6
Non-performing		2,959.7		1,298.6		2,030.0		3,064.4		2,026.2		105.8		20,048.7		—		31,533.4

Subtotal	Rs.	7,476.9	Rs	13,239.0	Rs.	30,479.2	Rs.	76,674.4	Rs.	263,390.4	Rs.	275,648.7	Rs.	495,608.4	Rs.	—	Rs.	1,162,517.0

Total	Rs.	372,201.7	Rs.	279,802.8	Rs.	585,825.2	Rs.	1,092,070.8	Rs.	1,806,360.1		Rs.988,641.3	Rs.	1,712,860.5	Rs.	272,657.6	Rs.	7,110,420.0

Total	US$	5,061.2	US$	3,804.8	US$	7,966.1	US$	14,850.0	US$	24,563.0	US$	13,443.6	US$	23,291.5	US$	3,707.5	US$	96,687.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wholesale Loans

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing. Wholesale loans that are not non-performing are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

The following table provides information on primary credit quality indicator as at September 30, 2020:

	Term loans by origination as at
Credit quality indicators- Internally assigned grade	Prior		Year ended March 31, 2017		Year ended March 31, 2018		Year ended March 31, 2019		Year ended March 31, 2020		Six months ended September 30, 2020		Revolving Loans		Total
							(In millions)
Wholesale loans
Pass	Rs.	4,445.8	Rs.	3,813.6	Rs.	406,712.2	Rs.	426,579.6	Rs.	799,848.7	Rs.	1,405,783.1	Rs.	814,022.0	Rs.	3,861,205.0
labelled		—		—		10,484.8		6,822.5		4,651.5		5,756.3		16,467.8		44,182.9
Non-performing		454.4		87.7		7,892.0		5,079.8		1,593.7		2,292.2		15,476.9		32,876.7

Total	Rs.	4,900.2	Rs.	3,901.3	Rs.	425,089.0	Rs.	438,481.9	Rs.	806,093.9	Rs.	1,413,831.6	Rs.	845,966.7	Rs.	3,938,264.6

Total	US$	66.6	US$	53.1	US$	5,780.4	US$	5,962.5	US$	10,961.3	US$	19,225.3	US$	11,503.4	US$	53,552.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-performing loans by industry as of March 31, 2020 and September 30, 2020 are as follows:

	As of March 31, 2020
	(In millions)
Gross non-performing loans by industry:
—Agri Production - Food	Rs.	22,546.3
—Consumer Loans		21,718.9
—Road Transportation		13,067.6
—Retail Trade		8,823.1
—Food and Beverage		8,137.5
—Others (none greater than 5% of non-performing loans)		83,133.5

Total	Rs.	157,426.9

	As of September 30, 2020
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	24,366.7	US$	331.3
—Agri Production - Food		20,271.6		275.7
—Road Transportation		12,118.0		164.8
—Retail Trade		8,510.8		115.7
—Food and Beverage		7,576.7		103.0
—Others (none greater than 5% of non-performing loans)		79,759.4		1,084.5

Total	Rs.	152,603.2	US$	2,075.0

Summary information relating to Non-performing loans during the fiscal year ended March 31, 2020 and for the six month period ended September 30, 2020 is as follows:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Average non-performing loans, net of allowance	Rs.	55,232.3	Rs.	50,164.2	US$	682.1
Interest income recognized on non-performing loans	Rs.	10,160.5	Rs.	4,445.8	US$	60.5

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the period ended September 30, 2020, the Bank did not have collateral dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2020 are as follows:

	As of March 31, 2020
	Specific														Unallocated
	Retail
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
									(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0
Write-offs		(11,524.3)		(41,646.3)		(9,379.0)		(10,838.5)		(130.3)		(12,833.1)		(6,328.1)		—		—		(92,679.6)
Net allowance for credit losses*		13,169.8		40,487.4		9,471.1		15,901.0		439.8		16,508.1		12,521.3		31,088.3		3,694.0		143,280.8
Allowance for credit losses, end of the period	Rs.	7,814.5	Rs.	8,535.1	Rs.	21,687.4	Rs.	11,607.3	Rs.	1,414.7	Rs.	24,116.5	Rs.	26,426.4	Rs.	84,029.4	Rs.	13,201.9	Rs.	198,833.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	26,426.4	Rs.	—	Rs.	—	Rs.	26,426.4
Allowance collectively evaluated for impairment		7,814.5		8,535.1		21,687.4		11,607.3		1,414.7		24,116.5		—		84,029.4		13,201.9		172,406.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		35,423.4		—		—		35,423.4
Loans collectively evaluated for impairment		15,279.2		14,481.7		32,866.3		22,992.2		2,921.3		33,462.8		—		6,918,796.9		3,547,631.8		10,588,432.2

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 25,658.9 million. Recoveries from retail loans is Rs. 22,548.7 million and from wholesale loans is Rs. 3,110.2 million.

Allowances for credit losses as of September 30, 2020 are as follows:

	As of September 30, 2020
	Retail
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	19,219.0	Rs.	47,097.1	Rs.	32,860.3	Rs.	20,463.4	Rs.	1,700.7	Rs.	37,864.3	Rs.	39,628.4	Rs.	198,833.2	US$	2,703.7
Impact of Adopting ASC 326		9,880.9		38,091.1		3,947.5		325.5		1,659.5		234.3		26,874.2		81,013.0		1,101.6
Write-offs		(7,414.7)		(14,877.1)		(5,341.0)		(10,195.2)		(86.5)		(3,424.5)		(2,662.5)		(44,001.5)		(598.3)
Net allowance for credit losses*		9,861.4		30,039.7		8,281.5		11,229.9		368.8		7,578.6		6,020.0		73,379.9		997.8
Allowance for credit losses, end of the period	Rs.	31,546.6	Rs.	100,350.8	Rs.	39,748.3	Rs.	21,823.6	Rs.	3,642.5	Rs.	42,252.7	Rs.	69,860.1	Rs.	309,224.6	US$	4,204.8

Allowance for credit losses:
Allowance individually evaluated	Rs.	3.2	Rs.	5.5	Rs.	1,278.8	Rs.	200.1	Rs.	—	Rs.	92.2	Rs.	31,393.1	Rs.	32,972.9	US$	448.3
Allowance collectively evaluated		31,543.4		100,345.3		38,469.5		21,623.5		3,642.5		42,160.5		38,467.0		276,251.7		3,756.5
Loans:
Loans individually evaluated		6.0		5.7		1,989.1		200.3		—		92.2		35,439.8		37,733.1		513.1
Loans collectively evaluated		915,140.9		1,893,238.0		1,757,925.0		750,783.4		628,614.6		1,162,424.8		3,902,824.8		11,010,951.5		149,727.3

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 10,266.7 million (US$ 139.6 million). Recoveries from retail loans is Rs. 10,227.6 million and from wholesale loans is Rs. 39.1 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under provision for credit losses net of recoveries against write-offs.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled debt restructuring (TDR)

When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. The impact of the TDR modifications and defaults are factored into the allowance for credit losses on a loan-by-loan basis. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible. A TDR classification can be removed if the borrower’s financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan.

The following table summarizes the Bank’s TDR modifications during the fiscal year ended March 31, 2020. There was no TDR modification during six months period ended September 30, 2020.

	Fiscal year ended March 31, 2020
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail loans:
Retail business banking	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2020 comprised of 13 cases.

There were nil TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,019.0 million) for the fiscal year ended March 31, 2020 and the six month period ended September 30, 2020. The entire amount of goodwill was allocated to the retail business.

The net carrying amount, in total and by class of intangible assets as of September 30, 2019 and September 30, 2020 was nil.

8. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2020 and September 30, 2020 comprised the following:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Borrowed in the call market	Rs.	11,339.8	Rs.	11,415.7	US$	155.2
Term borrowings from institutions/banks		73,737.9		10,464.3		142.3
Foreign currency borrowings		292,339.9		238,176.4		3,238.8

Total	Rs.	377,417.6	Rs.	260,056.4	US$	3,536.3

9. Long-term debt

Long-term debt as of March 31, 2020 and September 30, 2020 comprised the following:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Subordinated debt	Rs.	218,755.0	Rs.	207,705.0	US$	2,824.4
Others*		808,222.0		815,463.4		11,088.7
Less: Debt issuance cost		(458.7)		(657.4)		(9.0)

Total	Rs.	1,026,518.3	Rs.	1,022,511.0	US$	13,904.1

*

Includes securities sold under repurchase agreements amounting to Rs. 17,260.0 million with stated interest rate of 5.15% per annum and Rs. 90,200.0 million (US$ 1,226.5 million) with stated interest rate of 4.0% per annum for the year ended March 31, 2020 and six months period ended September 30, 2020, respectively, under RBI long-term repo operation with a three- year maturity period.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2020 and September 30, 2020 and the related contractual rates and maturity dates:

	As of,
	March 31, 2020				September 30, 2020
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2021-2030	7.56% to 10.20%	Rs.	133,730.8	2022-2030	7.56% to 10.20%	Rs.	122,682.5	US$	1,668.2
Perpetual debt	2023-2030	8.84% to 9.70%		84,972.7	2023-2030	8.84% to 9.70%		84,974.4		1,155.5
Others*
Variable rate—(1)	2021-2023	0.80% to 2.87%		59,018.7	2021-2024	0.15% to 1.33%		74,325.4		1,010.7
Variable rate—(2)	2021-2024	7.50% to 8.95%		118,083.8	2021-2024	6.41% to 8.30%		106,401.3		1,446.8
Fixed rate—(1)	2021-2030	4.15% to 9.56%		630,712.3	2021-2032	3.35% to 9.56%		634,127.4		8,622.9

Total			Rs.	1,026,518.3			Rs.	1,022,511.0	US$	13,904.1

*	Variable rate (1) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, T-bill rates and Marginal cost of funds based lending rates (MCLR), among others.

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2020
	(In millions)
Due in fiscal year ending March 31:
Remaining 2021	Rs.	64,080.4	US$	871.4
2022		110,746.8		1,505.9
2023		188,885.9		2,568.5
2024		150,708.1		2,049.3
2025		115,897.9		1,576.0
Thereafter		307,217.5		4,177.6

Total (1)	Rs.	937,536.6	US$	12,748.7

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 84,974.4 million (net of debt issuance cost).

During the six-month period ended September 30, 2020 the Bank issued subordinated debt amounting to nil (previous period Rs. 5,435.0 million) and perpetual debt amounting to nil (previous period Rs. 2,000.0 million). During the six-month period ended September 30, 2020 the Bank also raised other long-term debt amounting to Rs. 184,497.1 million (previous period Rs. 264,669.7 million).

As of March 31, 2020 and September 30, 2020, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 59,392.3 million and Rs. 74,889.8 million, respectively, and functional currency borrowings aggregating to Rs. 748,829.7 million and Rs. 740,573.6 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after income tax for the years ended March 31, 2020 and six-month period ended September 30, 2020.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8)
Net unrealized gain/(loss) arising during the period		47,574.2		1,771.7		49,345.9
Amounts reclassified to income		(8,823.1)		—		(8,823.1)

Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6

Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6
Net unrealized gain/(loss) arising during the period		21,102.0		(815.8)		20,286.2
Amounts reclassified to income		(16,650.3)		—		(16,650.3)

Balance, September 30, 2020	Rs.	53,677.1	Rs.	2,290.4	Rs.	55,967.5

Balance, September 30, 2020	US$	729.9	US$	31.1	US$	761.0

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for six-month period ended September 30, 2019 and September 30, 2020.

	As of September 30,
	2019		2020		2020
	(In millions)
Available for sale debt securities:
Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(3,425.6)	Rs.	(27,677.9)	US$	(376.4)
Allowance on available for sale debt securities		2.0		5,427.1		73.8

Total before income tax	Rs.	(3,423.6)	Rs.	(22,250.8)	US$	(302.6)
Income tax		861.7		5,600.5		76.2

Net of income tax	Rs.	(2,561.9)	Rs.	(16,650.3)	US$	(226.4)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Non-interest revenue

Revenue Recognition

Deposit related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (LCs).

Third-party products related fees

Third-party products related fees consist of fees earned from distribution of third party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines and merchant service charges.

The table below presents the fees and commissions disaggregated by revenue source for the six month periods ended September 30, 2019 and September 30, 2020.

	Six months ended September 30,
	2019		2020		2020
	(In millions)
Deposit related fees	Rs.	14,128.3	Rs.	11,452.5	US$	155.7
Lending related fees		16,542.6		12,161.8		165.4
Third-party products related fees		12,228.9		14,589.6		198.4
Payments and cards business fees		26,040.0		18,809.9		255.8
Others		6,537.2		9,005.1		122.4

Fees and commissions	Rs.	75,477.0	Rs.	66,018.9	US$	897.7

The table below presents the fees and commission disaggregated by segment for the six month periods ended September 30, 2019 and September 30, 2020.

	Six months ended September 30
	2019		2020		2020
	(In millions)
Retail Banking	Rs.	68,579.0	Rs.	59,988.7	US$	815.7
Wholesale Banking		6,811.0		5,842.7		79.4
Treasury Services		87.0		187.5		2.6

Fees and commissions	Rs.	75,477.0	Rs.	66,018.9	US$	897.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on July 31, 2020.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six month period ended September 30,
	2019	2020
Dividend yield	0.68%	—
Expected volatility	15.30%-17.69%	—
Risk-free interest rate	6.19%-6.65%	—
Expected term (in years)	2.83-5.26	—

The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted six month period ended September 30,
	2019	2020
Options available to be granted, beginning of period	202,413,370	159,487,350
Equity shares allocated for grant under the plan	—	—
Options granted	(578,000)	—
Forfeited/lapsed	3,024,240	1,131,100

Options available to be granted, end of period	204,859,610	160,618,450

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six month period ended September 30,
	2019			2020
	Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	136,612,822	Rs.	682.99	142,865,602	Rs.	899.03
Granted	578,000		1,107.18	—		—
Exercised	(24,150,674)		468.24	(20,417,696)		518.67
Forfeited	(2,993,240)		929.45	(813,710)		1,125.52
Lapsed	(31,000)		575.18	(317,390)		842.79

Options outstanding, end of period	110,015,908	Rs.	725.68	121,316,806	Rs.	961.68

Options exercisable, end of period	76,729,308	Rs.	626.34	62,101,606	Rs.	753.76
Weighted average fair value of options granted during the year		Rs.	248.05		Rs.	—

The following summarizes information about stock options outstanding as of September 30, 2020:

		As of September 30, 2020
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs. 417.75 (or US$ 5.68)	11,500	0.82	417.75
Plan F	Rs.417.75 to Rs. 731.08 (or US$ 5.68 to US$ 9.94)	40,570,986	1.96	606.92
Plan G	Rs.882.85 to Rs. 1,229.00 (or US$ 11.71 to US$ 16.30)	80,734,320	2.96	1,140.03

The intrinsic value, of options exercised during the six months ended September 30, 2019 and September 30, 2020 at grant date was nil for both period ends, respectively, and at exercise date was Rs. 18,335.5 million and Rs. 11,432.6 million, respectively. The aggregate intrinsic value as of grant date and as at September 30, 2020 attributable to options which are outstanding as on September 30, 2020 was Rs. 0.5 million (previous period Rs. 0.5 million) and Rs. 20,989.9 million (previous period Rs. 55,202.5 million), respectively. The aggregate intrinsic value as at grant date and as of September 30, 2020 attributable to options exercisable as on September 30, 2020 was Rs. 0.5 million (previous year 0.4 million) and was Rs. 20,178.9 million (previous year Rs. 46,123.0 million), respectively. Total stock compensation cost recognized under these plans was Rs. 2,916.0 million and Rs. 4,480.4 million during the six month periods ended September 30, 2019 and September 30, 2020, respectively. There is no income tax benefit recognized associated with share-based compensation expense. As of September 30, 2020, there were 59,215,200 (previous period 33,286,600) unvested options with weighted average exercise price of Rs. 1,179.7 (previous period Rs. 954.7) and aggregate intrinsic value at grant date and as at September 30, 2020 was nil (previous year Rs. 0.2 million) and Rs. 811.0 million (previous year Rs. 9,079.6 million), respectively. As at September 30, 2020, the total estimated compensation cost to be recognized in future periods was Rs. 8,534.7 million (previous year Rs. 4,813.3 million). This is expected to be recognized over a weighted average period of 1.16 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2020 and September 30, 2020, together with the fair values on each reporting date.

	As of March 31, 2020
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
			(In millions)
Interest rate derivatives	Rs.	3,644,495.8	Rs.	49,876.8	Rs.	51,976.9	Rs.	(2,100.1)
Forward rate agreements		—		—		—		—
Currency options		304,252.4		3,034.4		4,342.0		(1,307.6)
Currency swaps		202,725.6		12,396.0		6,592.1		5,803.9
Forward exchange contracts		6,079,195.0		125,230.4		121,872.0		3,358.4

Total	Rs.	10,230,668.8	Rs.	190,537.6	Rs.	184,783.0	Rs.	5,754.6

	As of September 30, 2020
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,808,934.9	Rs.	44,116.5	Rs.	45,150.7	Rs.	(1,034.2)	US$	38,196.0	US$	(14.1)
Forward rate agreements		—		—		—		—		—		—
Currency options		184,490.0		1,029.2		1,407.1		(377.9)		2,508.7		(5.1)
Currency swaps		243,518.7		9,181.4		5,211.5		3,969.9		3,311.4		54.0
Forward exchange contracts		3,949,932.6		31,819.1		28,490.3		3,328.8		53,711.3		45.4

Total	Rs.	7,186,876.2	Rs.	86,146.2	Rs.	80,259.6	Rs.	5,886.6	US$	97,727.4	US$	80.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six month period ended September 30,
	2019		2020		2020
	(In millions)
Interest rate derivatives	Rs.	(1,955.1)	Rs.	1,179.2	US$	16.0
Currency options		527.4		996.0		13.5
Currency swaps		627.6		(2,164.9)		(29.4)
Forward exchange contracts		1,038.8		(28.8)		(0.4)

Total gains/(losses)	Rs.	238.7	Rs.	(18.5)	US$	(0.3)

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearing house. Collaterals received or pledged comprise of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2020
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	190,537.6	Rs.	—	Rs.	190,537.6	Rs.	147,844.5	Rs.	8,326.7	Rs.	34,366.4
Securities purchased under agreements to resell		250,000.0		—		250,000.0		—		250,000.0		—
Financial liabilities
Derivative liabilities	Rs.	184,783.0	Rs.	—	Rs.	184,783.0	Rs.	147,844.5	Rs.	6,706.7	Rs.	30,231.8
Securities sold under repurchase agreements		507,982.0		—		507,982.0		—		507,982.0		—
Long Term debt		17,260.0		—		17,260.0		—		17,260.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of September 30, 2020
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	86,146.2	Rs.	—	Rs.	86,146.2	Rs.	56,020.2	Rs.	4,989.3	Rs.	25,136.7	US$	341.8
Securities purchased under agreements to resell		525,070.4		—		525,070.4		—		525,070.4		—		—
Financial liabilities
Derivative liabilities	Rs.	80,259.6	Rs.	—	Rs.	80,259.6	Rs.	56,020.2	Rs.	6,226.1	Rs.	18,013.3	US$	244.9
Securities sold under repurchase agreements		451,168.7		—		451,168.7		—		451,168.7		—		—
Long Term debt		90,200.0		—		90,200.0		—		90,200.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 25.1 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 4,191.9 million as of March 31, 2020 and of Rs. 4,223.4 million as at September 30, 2020 in respect of guarantees issued or modified.

Details of guarantees and documentary credits outstanding are set out below:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	263,758.0	Rs.	263,758.4	US$	3,586.6
Performance guarantees		330,164.6		338,200.3		4,598.9
Documentary credits		440,232.7		293,562.1		3,991.9

Total	Rs.	1,034,155.3	Rs.	895,520.8	US$	12,177.4

Estimated fair values:
Guarantees	Rs.	(4,191.9)	Rs.	(4,223.4)	US$	(57.4)
Documentary credits		(488.8)		(329.9)		(4.5)

Total	Rs.	(4,680.7)	Rs.	(4,553.3)	US$	(61.9)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 130.5 billion and Rs. 114.1 billion as of March 31, 2020 and September 30, 2020, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 539.8 billion and Rs. 666.4 billion (US$ 9.1 billion) as of March 31, 2020 and September 30, 2020, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 3,806.2 billion and Rs. 4,202.6 billion (US$ 57.1 billion) as of March 31, 2020 and September 30, 2020, respectively.

The allowance for Credit Losses included in accrued expenses and other liabilities on Off-Balance sheet credit exposures and undrawn commitments is as follows:

	As of September 30, 2020
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,226.8
Impact of Adoption of ASC 326		2,296.6
Provision for Credit exposures		(424.9)

Allowance for credit losses, end of the period	Rs.	5,098.5

14. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2020 and September 30, 2020. The estimated fair value amounts as of March 31, 2020 and September 30, 2020 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2020										September 30, 2020
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	611,961.0	Rs.	—	Rs.	—	Rs.	611,961.0	Rs.	558,078.6	Rs.	558,078.6	Rs.	—	Rs.	—	Rs.	558,078.6	US$	7,588.8	US$	7,588.8
Investments held for trading		304,962.9		6,291.0		298,671.9		—		304,962.9		116,253.5		9,633.6		106,619.9		—		116,253.5		1,580.8		1,580.8
Investments available for sale debt securities		3,406,289.2		371,450.5		2,907,384.4		127,454.3		3,406,289.2		4,006,859.0		507,952.5		3,381,108.0		117,798.5		4,006,859.0		54,485.4		54,485.4
Securities purchased under agreements to resell		250,000.0		—		250,000.0		—		250,000.0		525,070.4		—		525,070.4		—		525,070.4		7,139.9		7,139.9
Loans		10,425,022.4		—		2,593,022.1		7,936,633.4		10,529,655.5		10,739,460.0		—		2,396,606.2		8,572,314.2		10,968,920.4		146,035.6		149,155.8
Accrued interest receivable		103,035.9		—		103,035.9		—		103,035.9		120,277.5		—		120,277.5		—		120,277.5		1,635.5		1,635.5
Other assets		641,605.5		2,282.4		637,594.1		—		639,876.5		307,154.4		4,681.1		300,902.7		—		305,583.8		4,176.7		4,155.3
Financial Liabilities :
Interest-bearing deposits		9,730,481.3		—		9,786,793.2		—		9,786,793.2		10,660,672.7		—		10,739,695.6		—		10,739,695.6		144,964.3		146,038.8
Non-interest-bearing deposits		1,731,590.0		—		1,731,590.0		—		1,731,590.0		1,621,986.9		—		1,621,986.9		—		1,621,986.9		22,055.8		22,055.8
Securities sold under repurchase agreements		507,982.0		—		507,982.0		—		507,982.0		451,168.7		—		451,168.7		—		451,168.7		6,135.0		6,135.0
Short-term borrowings		377,417.6		—		378,027.9		—		378,027.9		260,056.4		—		259,716.6		—		259,716.6		3,536.3		3,531.6
Accrued interest payable		80,078.9		—		80,078.9		—		80,078.9		83,261.9		—		83,261.9		—		83,261.9		1,132.2		1,132.2
Long-term debt		1,026,518.3		—		1,074,826.3		—		1,074,826.3		1,022,511.0		—		1,067,214.4		—		1,067,214.4		13,904.1		14,512.0
Accrued expenses and other liabilities		460,931.4		—		460,931.4		—		460,931.4		332,374.9		—		332,374.9		—		332,374.9		4,519.6		4,519.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. Wholesale banking segment includes unallocated tax balances and other items.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the six month periods ended September 30, 2019 and September 30, 2020:

	Six month period ended September 30, 2019
	Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	189,734.2	Rs.	74,438.1	Rs.	18,022.7	Rs.	282,195.0
Net interest income/(expense) (Internal)		43,826.9		(30,696.6)		(13,130.3)		—
Net interest revenue		233,561.1		43,741.5		4,892.4		282,195.0
Less: Provision for credit losses		46,960.6		6,822.2		—		53,782.8

Net interest revenue, after provision for credit losses		186,600.5		36,919.3		4,892.4		228,412.2
Non-interest revenue		75,954.9		10,541.7		4,071.2		90,567.8
Non-interest expense		(132,247.2)		(12,886.4)		(996.3)		(146,129.9)

Income before income tax	Rs.	130,308.2	Rs.	34,574.6	Rs.	7,967.3	Rs.	172,850.1

Income tax expense							Rs.	55,739.7

Segment assets:
Segment total assets	Rs.	7,920,249.5	Rs.	5,155,812.8	Rs.	886,863.4	Rs.	13,962,925.7

	Six month period ended September 30, 2020
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	177,167.8	Rs.	129,142.2	Rs.	28,719.2	Rs.	335,029.2	US$	4,555.9
Net interest income/(expense) (Internal)		91,472.3		(74,851.0)		(16,621.3)		—		—
Net interest revenue		268,640.1		54,291.2		12,097.9		335,029.2		4,555.9
Less: Provision for credit losses		58,158.7		5,958.4		—		64,117.1		871.9

Net interest revenue, after provision for credit losses		210,481.4		48,332.8		12,097.9		270,912.1		3,684.0
Non-interest revenue		68,897.4		41,423.8		(268.1)		110,053.1		1,496.4
Non-interest expense		(142,513.9)		(10,342.4)		(944.6)		(153,800.9)		(2,091.3)

Income before income tax	Rs.	136,864.9	Rs.	79,414.2	Rs.	10,885.2	Rs.	227,164.3	US$	3,089.1

Income tax expense							Rs.	59,272.4	US$	806.0

Segment assets:
Segment total assets	Rs.	8,512,239.4	Rs.	6,603,477.1	Rs.	1,503,491.8	Rs.	16,619,208.3	US$	225,988.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 13) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2020 and September 30, 2020 aggregated Rs. 12,756.9 million and Rs. 12,584.0 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2020 and September 30, 2020 aggregated to Rs. 8,437.8 million and Rs. 9,486.7 million, respectively. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use assets and lease liabilities were as follows:

	As of
	March 31, 2020		September 30, 2020		September 30, 2020
	(In millions)
Right-of-use assets	Rs.	60,756.9	Rs.	62,122.3	US$	844.7
Lease liabilities		65,615.1		67,071.6		912.0

The total lease expenses are as follows:

	Six months ended September 30,
	2019		2020		2020
	(In millions)
The total minimum lease expense during the period recognized in the consolidated statement of income	Rs.	7,140.9	Rs.	6,774.4	US$	92.1

The total operating cash flow for operating lease expenses during the year ended September 30, 2020 was Rs. 6,394.5 million (US$ 87.0 million).

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of September 30, 2020 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2021 (remaining period)	Rs.	5,715.5	US$	77.7
2022		10,670.8		145.1
2023		9,954.6		135.4
2024		9,089.1		123.6
2025		8,530.9		116.0
Thereafter		52,008.3		707.2

Total lease payments	Rs.	95,969.2	US$	1,305.0
Less: imputed interest		28,897.6		393.0

Total operating lease liabilities	Rs.	67,071.6	US$	912.0

Weighted average remaining lease term (in years)		9.7		9.7
Weighted average discount rate		7.0%		7.0%

The Bank adopted ASU 2016-02 “Leases (Topic842)” and subsequent related updates on April 1, 2019. The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises. Lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. The rate is determined at the date of commencement of the lease and for leases existing as at April 1, 2019, the incremental borrowing rate is determined as at that date. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in non-interest expense- premises and equipment. As of September 30, 2020, the Bank had additional undiscounted operating lease commitments of Rs. 756.8 million, predominantly for premises, with leases which have not yet commenced. These leases will commence by October 2020 and have lease terms ranging from 5 to 18 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Earnings per equity share

By way of an ordinary resolution passed on July 12, 2019, the shareholders of the Bank approved a subdivision (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity shares.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 81.1 million were excluded from the calculation of diluted earnings per share for the six month periods ended September 30, 2019 and September 30, 2020, respectively, as these were anti-dilutive.

	As of September 30,
	2019	2020
Weighted average number of equity shares used in computing basic earnings per equity share	5,460,872,045	5,491,693,569
Effect of potential equity shares for stock options outstanding	41,864,978	20,730,170

Weighted average number of equity shares used in computing diluted earnings per equity share	5,502,737,023	5,512,423,739

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six months ended September 30,
	2019		2020		2020
Basic earnings per share	Rs.	21.42	Rs.	30.58	US$	0.42
Effect of potential equity shares for stock options outstanding		0.16		0.11		0.01

Diluted earnings per share	Rs.	21.26	Rs.	30.47	US$	0.41

Basic earnings per ADS	Rs.	64.26	Rs.	91.74	US$	1.26
Effect of potential equity shares for stock options outstanding		0.48		0.33		0.03

Diluted earnings per ADS	Rs.	63.78	Rs.	91.41	US$	1.23

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use, as inputs, such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for sale debt securities: Available for sale debt securities are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities (“HTM”): There were no HTM securities as of March 31, 2020 and September 30, 2020.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	304,962.9	Rs.	6,291.0	Rs.	298,671.9	Rs.	—
Securities Available-for-Sale		3,406,289.2		371,450.5		2,907,384.4		127,454.3
Equity securities *		10,937.5		2,282.4		8,655.1		—

Total	Rs.	3,722,189.6	Rs.	380,023.9	Rs.	3,214,711.4	Rs.	127,454.3

*	Equity securities classified within other assets.

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	116,253.5	Rs.	9,633.6	Rs.	106,619.9	Rs.	—
Securities Available-for-Sale		4,006,859.0		507,952.5		3,381,108.0		117,798.5
Equity securities *		14,645.8		4,681.1		9,964.7		—

Total	Rs.	4,137,758.3	Rs.	522,267.2	Rs.	3,497,692.6	Rs.	117,798.5

Total	US$	56,265.4	US$	7,101.8	US$	47,561.8	US$	1,601.8

*	Equity securities classified within other assets.

The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2020 and September 30, 2020:

Particulars	As of March 31, 2020
	(in millions)
Beginning balance at April 1, 2019	Rs.	38,812.9
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		1,535.5
Purchases/additions		126,891.3
Sales		—
Issuances		—
Settlements		(39,785.4)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2020	Rs.	127,454.3

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of September 30, 2020
	(In millions)
Beginning balance at April 1, 2020	Rs.	127,454.3
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		3,130.1
Purchases/additions		—
Sales		—
Issuances		—
Settlements		(12,785.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2020	Rs.	117,798.5

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	3,128.2

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	190,537.6	Rs.	—	Rs.	190,537.6	Rs.	—
Derivative liabilities	Rs.	184,783.0	Rs.	—	Rs.	184,783.0	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	86,146.2	Rs.	—	Rs.	86,146.2	Rs.	—
Derivative liabilities	Rs.	80,259.6	Rs.	—	Rs.	80,259.6	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Risk and uncertainties

At the date of approval of the condensed consolidated financial statements, the SARS-CoV-2 virus responsible for COVID-19 remains unabated and continues to impact the globe and India. Since March 2021, India has experienced a “second wave” of COVID-19, including a significant surge of COVID-19 cases following the discovery of a mutant coronavirus variant in the country. While the initial lockdown imposed in March 2020 in response to the first outbreak of COVID-19 in India has been lifted, regional lockdowns continue to be implemented in areas with a significant number of COVID-19 cases. The impact of COVID-19, including changes in customer behavior and pandemic-related concerns, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. The slowdown during the year led to a decrease in loan originations, third party products sales, credit and debit card use by customers and collection effort efficiency. This may lead to a rise in the number of customer defaults and consequently an increase in provisions. The extent to which the COVID-19 pandemic, will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleges resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. The Bank’s motion to dismiss the suit was filed on April 9, 2021, to which the lead plaintiff served its brief in opposition on June 8, 2021. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. Given the uncertainty inherent in these matters, and based on an assessment made after taking appropriate legal advice, at this point in time, the Bank does not believe that the ultimate outcome of this matter will be materially unfavorable to the Bank. Accordingly, no liability has been recorded in the Bank’s consolidated financial statements. The Bank intends to continue to vigorously defend against the allegations.